Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Three Months Ended Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
EARNINGS AVAILABLE FOR FIXED CHARGES:
Net income	$11,261	$13,737	$53,933	$36,612	$31,579	$66,226	$38,566
Less: Capitalized interest	(1,143)	(426)	(2,857)	(353)	—	—	(17)
Add: Fixed charges	1,518	735	4,472	1,544	1,111	576	909
Income tax expense	6,144	7,727	30,337	24,562	17,763	37,252	20,858

EARNINGS AVAILABLE	$17,780	$21,773	$85,885	$62,365	$50,453	$104,054	$60,316

FIXED CHARGES:
Interest expense	$271	$211	$1,206	$784	$762	$381	$748
Capitalized interest	1,143	426	2,857	353	—	—	17
Rental expense representative of interest factor	104	98	409	407	349	195	144

TOTAL FIXED CHARGES	$1,518	$735	$4,472	$1,544	$1,111	$576	$909

Preferred dividends on a pre-tax basis	—	—	—	—	—	—	—

TOTAL FIXED CHARGES AND PREFERRED DIVIDENDS	$1,518	$735	$4,472	$1,544	$1,111	$576	$909

RATIO OF EARNINGS TO FIXED CHARGES	11.7	29.6	19.2	40.4	45.4	180.6	66.4

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	11.7	29.6	19.2	40.4	45.4	180.6	66.4